Media release

unaxis

## Disclosure of interests in accordance with stock market rules

***Pfäffikon SZ, July 18, 2006*** – According to an announcement by Renova Holding Ltd., Shirley House, 50 Shirley Street, Nassau, Bahamas, dated July 14, 2006, Victor F. Vekselberg, 19 Bakrushina St., Bld. 2, Apt. 15, 113054 Moscow, Russia, and Susenbergstrasse 94, 8044 Zurich, Switzerland, holds through said company a total of 10.25 % voting rights in Unaxis Holding AG in the form of 1 450 000 registered shares.



For additional information please contact:
Unaxis Holding AG
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

**Unaxis – a leading global high-tech corporation**

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.



Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Media release

**Disclosure of interests in accordance with stock market rules**

***Pfäffikon SZ, July 18, 2006*** – According to an announcement by Victory Industrie-beteiligung AG, Wächtergasse 1/3/1, 1010 Vienna, Austria, dated July 17, 2006, said institution held a total of 51.08 % voting rights in Unaxis Holding AG. 31.28 % of these voting rights are in the form of registered shares (4 423 293 shares), and19.80 % are via derivatives (15.08 % via 51 420 000 call options and 4.72 % via 516 700 short put options).

Shareholders in Victory Industriebeteiligung AG, Vienna, are as follows:

- 50% RPR Privatstiftung, Herrengasse 2-4, 1010 Vienna, Austria
- 50% Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

For additional information please contact:
Unaxis Holding AG
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

**Unaxis – a leading global high-tech corporation**

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.